Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 22, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On March 22, 2006, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 21, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

March 22, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION FORMATION OF CHINA LIFE PENSION COMPANY

The Board announces that the Company, CLIC and AMC entered into the Promoters Agreement on 21 March 2006, whereby the Company, CLIC and AMC agreed to act as promoters and set up China Life Pension Company as a professional pension insurance company in the PRC for developing its pension insurance business. Upon its establishment, China Life Pension Company will become a subsidiary of the Company.

The Promoters Agreement and the transactions contemplated thereunder are subject to the approval of China Insurance Regulatory Commission.

CLIC is the holding company of the Company, currently holding an approximate 72.2% of the issued share capital of the Company, and therefore is a substantial shareholder (as defined in the Listing Rules) of the Company. AMC, held by CLIC as to 40%, is an associate (as defined in the Listing Rules) of CLIC. Accordingly, both CLIC and AMC are connected persons of the Company and therefore the Promoters Agreement and the transactions contemplated thereunder constitute a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules for the Company and AMC with regard to the Promoters Agreement exceed 0.1% but are less than 2.5%, according to Rule 14A.32, the Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

INTRODUCTION

Reference is made to the announcement made by the Company on 29 November 2005 in relation to the approval of the application for the set up of a professional pension insurance company involving, among other parties, the Company and CLIC, by China Insurance Regulatory Commission. The Board announces that the Company, CLIC and AMC entered into the Promoters Agreement on 21 March 2006, whereby the Company, CLIC and AMC agreed to act as promoters and set up China Life Pension Company.

Commission File Number 001-31914

THE PROMOTERS AGREEMENT

Date: 21 March 2006

Parties: (1) the Company;

(2) CLIC, a company holding approximately 72.2% of the issued share capital of the Company and therefore a substantial shareholder of the Company; and

(3) AMC, a subsidiary of the Company in which the Company and CLIC hold 60% and 40% interests respectively.

Principal terms:

Purpose of China Life Pension Company

Pursuant to the terms and conditions of the Promoters Agreement, the Company, CLIC and AMC have agreed to set up China Life Pension Company as a professional pension insurance company in the PRC for developing its pension insurance business.

In addition, each Party will provide various technical support services to China Life Pension Company, such as accounts management and investment management services. Each Party will also engage China Life Pension Company to provide pension fund management related business to each Party and its affiliated companies. The Parties have not reached any agreement in relation to the above. The Company will comply with applicable Listing Rules requirements, as and when required.

Manner of setting up China Life Pension Company

China Life Pension Company will be set up as a joint stock limited company jointly by the Company, CLIC and AMC as promoters.

Total registered capital and capital contribution

The total registered capital of China Life Pension Company will be RMB600 million, divided into 600,000,000 shares, of which:

(1) the Company will contribute RMB330 million and will hold 330,000,000 shares, representing 55% of the registered capital;

(2) CLIC will contribute RMB150 million and will hold 150,000,000 shares, representing 25% of the registered capital; and

(3) AMC will contribute RMB120 million and will hold 120,000,000 shares, representing 20% of the registered capital.

China Life Pension Company will become a subsidiary of the Company.

Each of the Company, CLIC and AMC shall contribute its share of the registered capital in cash within 30 days of the signing of the Promoters Agreement. The payment of the Company’s share of the registered capital in the amount of RMB330 million is intended to be funded by internal resources of the Group. The payment of AMC’s share of the registered capital in the amount of RMB120 million is intended to be funded by internal resources of AMC.

Board composition

The composition of the board of directors and the board of supervisors of China Life Pension Company will be negotiated and agreed amongst the Company, CLIC and AMC.

Approval from China Insurance Regulatory Commission

The Promoters Agreement and the transactions contemplated thereunder are subject to the approval of China Insurance Regulatory Commission. If any of the Company, CLIC and AMC is unable to perform its obligations under the Promoters Agreement as a result of the failure to obtain such approval, that party (the Leaving Party) shall not be considered to have breached the terms of the Promoters Agreement and shall transfer its interest in China Life Pension Company to one or more parties designated by CLIC as new promoters. A new promoters agreement will be entered into amongst CLIC and such parties on the same terms and conditions of the Promoters Agreement. CLIC will refund to the Leaving Party a sum equivalent to its share of the registered capital which has been contributed by the Leaving Party under the Promoters Agreement.

In addition, the Promoters Agreement further provides that if after having obtained the approval of China Insurance Regulatory Commission but before the convening of the first inaugural meeting of China Life Pension Company, any Party who, based on its own commercial considerations, is unable to agree on the contents of the proposed articles of association of China Life Pension

Commission File Number 001-31914

Company with the other Parties, it may request withdrawing from being a promoter. The other Parties agree that they shall not hold that Party as being in breach of the Promoters Agreement. In such event, each Party agrees that a new promoter will be chosen by CLIC in accordance with the procedures mentioned in the preceding paragraph.

REASONS FOR ENTERING INTO AND BENEFITS OF THE PROMOTERS AGREEMENT

The Directors consider that the formation of China Life Pension Company pursuant to the Promoters Agreement provides a good opportunity for the Group to develop its pension insurance business in view of the transformation of the pension insurance system and the rapid growth of the corporate pension funds in the PRC. This will also assist the Group in broadening its range of insurance products and services in the PRC. The terms of the Promoters Agreement have been arrived at after arm’s length negotiation amongst the Company, CLIC and AMC. The Directors (including the independent non-executive Directors) believe that the terms of the Promoters Agreement are on normal commercial terms, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION ON THE PARTIES

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies. CLIC, being the controlling shareholder, offers insurance policies to groups and individuals after the Restructuring, which are managed by the Company. AMC is principally engaged in investment and management of assets of insurance companies.

REQUIREMENTS UNDER THE LISTING RULES

CLIC is the holding company of the Company, currently holding an approximate 72.2% of the issued share capital of the Company, and therefore is a substantial shareholder (as defined in the Listing Rules) of the Company. AMC, held by CLIC as to 40%, is an associate (as defined in the Listing Rules) of CLIC. Accordingly, both CLIC and AMC are connected persons of the Company and therefore the Promoters Agreement and the transactions contemplated thereunder constitute a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules for the Company and AMC with regard to the Promoters Agreement exceed 0.1% but are less than 2.5%, according to Rule 14A.32, the Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

DEFINITIONS

“AMC”	(China Life Insurance Asset Management Company Limited), a limited liability company incorporated in the PRC and established by the Company and CLIC on 23 November 2003;

“Board”	the board of Directors;

“China Life Pension Company”	(China Life Pension Company Limited), a joint stock company to be incorporated under the laws of the PRC with limited liability pursuant to the Promoters Agreement;

“CLIC”	(China Life Insurance (Group) Company), known as (China Life

Commission File Number 001-31914

Insurance Company) prior to the Restructuring, a state-owned enterprise established under the laws of the PRC on 22 August 1996 and, as the context may require, its subsidiaries (other than the Company);

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC and the H shares of which are listed on the Stock Exchange;

“connected person”	as defined in the Listing Rules;

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Parties”	parties to the Promoters Agreement, being the Company, CLIC and AMC;

“Promoters Agreement”	the promoters agreement entered into by the Company, CLIC and AMC dated 21 March 2006 in relation to the formation of China Life Pension Company;

“Prospectus”	the prospectus of the Company dated 8 December 2003;

“PRC”	the People’s Republic of China;

“Restructuring”	the restructuring of the businesses and operations transferred to the Company, as described in the section headed “The Restructuring” of the Prospectus;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shares”	ordinary shares in the capital of the Company with a par value of RMB1.00 each; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises of:

Executive Directors:	Yang Chao, Wu Yan

Non-executive Directors:	Miao Fuchun, Shi Guoqing

Independent non-executive Directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Ma Yongwei

Hong Kong, 21 March 2006